UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMERICAN PACIFIC CORPORATION

(Names of Subject Company (issuer))

FLAMINGO MERGER SUB CORP.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

FLAMINGO PARENT CORP.

(Name of Filing Persons (Parent of Offeror))

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

028740108

(CUSIP Number of Class of Securities)

Flamingo Merger Sub Corp.

Flamingo Parent Corp.

c/o H.I.G. Capital, LLC

1450 Brickell Avenue, 31st Floor

Miami, Florida 33131

Attention: Fraser Preston

Phone: (305) 379-2322

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Carl P. Marcellino

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

Phone: (212) 841-0623

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$394,055,136	$50,754.30
*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by multiplying the offer price of $46.50 per share of common stock of American Pacific Corporation (“AMPAC”), par value $0.10 per share, (“Shares”) by 8,474,304 Shares, which, based on information provided by AMPAC as of January 21, 2014, is the sum of (i) 7,997,913 Shares outstanding and (ii) 476,391 Shares authorized and reserved for issuance pursuant to outstanding options to purchase Shares.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, is calculated by multiplying the Transaction Valuation by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $50,754.30	Filing Party: Flamingo Merger Sub Corp.
Form or Registration No.: Schedule TO-T	Date Filed: January 24, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2014, as amended by Amendment No. 1 filed with the SEC on February 3, 2014 and Amendment No. 2 filed with the SEC on February 5, 2014 (which, together with any subsequent amendments or supplements thereto, collectively constitutes this “Schedule TO”). This Schedule TO relates to the tender offer by Flamingo Merger Sub Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Flamingo Parent Corp., a Delaware corporation (“Parent”), which is controlled by H.I.G. Bayside Debt & LBO Fund II, a Delaware limited partnership (“Sponsor”), for all of the outstanding shares of common stock, par value $0.10 per share (“Shares”), of American Pacific Corporation, a Delaware corporation (“AMPAC”), at a price of $46.50 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated January 24, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Offer to Purchase, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Offer to Purchase, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 3 is being filed to amend and supplement Item 11 as reflected below.

Item 11. Additional Information.

Item 11(a) of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by replacing the section under the heading “Legal Proceedings” in its entirety with the following:

On January 16, 2014, a putative class action lawsuit captioned Quick, et al. v. American Pacific Corp., et al., Case No. A-14-694633-C, was filed in the Eighth Judicial District Court in Clark County, Nevada regarding the proposed acquisition and subsequently amended on January 30, 2014. The amended complaint (the “Quick Complaint”) was purportedly filed on behalf of the public stockholders of AMPAC, and names as defendants AMPAC, each of the AMPAC’s directors, Parent, Purchaser and H.I.G. The Quick Complaint alleges, among other things, that AMPAC’s directors breached their fiduciary duties by failing to maximize stockholder value in a proposed sale of AMPAC and by engaging in self-dealing. The Quick Complaint further alleges that AMPAC’s directors failed to provide material information relating to the acquisition and that AMPAC and H.I.G. aided and abetted the alleged breaches by AMPAC’s directors. The plaintiff seeks, among other things, class action status, an injunction preventing the completion of the acquisition, monetary damages and the payment of attorneys’ fees and expenses.

On January 29, 2014 and February 4, 2014, two putative class action lawsuits captioned Berger v. Campbell, et al., Case No. 9292, and Jeweltex Manufacturing Inc. Retirement Plan v. American Pacific Corporation, et al., Case No. 9308, were filed in the Court of Chancery in the State of Delaware regarding the proposed acquisition. The complaints (the “Berger Complaint” and “Jeweltex Complaint”, respectively) were purportedly filed on behalf of the public stockholders of AMPAC, and name as defendants AMPAC, each of AMPAC’s directors, Parent, Purchaser, and H.I.G. The Berger Complaint and Jeweltex Complaint allege, among other things, that AMPAC’s directors breached their fiduciary duties by agreeing to deal protection devices designed to prevent unsolicited bids and by engaging in self-dealing. The Berger Complaint and the Jeweltex Complaint further allege that AMPAC’s directors failed to provide material information relating to the acquisition and that AMPAC’s directors effectuated a scheme to temporarily lower AMPAC’s share price through deliberate misleading acts, allowing a sale of AMPAC to take place and providing immediate liquidity for the stock holdings of AMPAC’s directors and management. The plaintiffs seek, among other things, class action status, an injunction preventing the completion of the acquisition, monetary damages and the payment of attorneys’ fees and expenses.

On January 30, 2014, two putative class action lawsuits captioned Norcini v. American Pacific Corporation, et al., Case No. A-14-695381-B, and Solak v. American Pacific Corporation, et al., Case No. A-14695365-C were filed in the Eighth Judicial District Court in Clark County, Nevada regarding the proposed acquisition. The complaints (the “Norcini Complaint” and “Solak Complaint” respectively) were purportedly filed on behalf of the public stockholders of AMPAC, and name as defendants AMPAC, each of AMPAC’s directors, Parent, Purchaser, and H.I.G. The Norcini and Solak Complaints allege, among other things, that AMPAC’s directors breached their fiduciary duties by not maximizing stockholder value and not fully informing themselves about whether greater value could be achieved. The Norcini and Solak Complaints further allege that AMPAC’s directors agreed to onerous deal protection devices that assured consummation of the deal and collectively engaged in a scheme to unfairly sell AMPAC to H.I.G. at a bargain price. The Solak Complaint further alleges that AMPAC’s directors failed to provide material information relating to the acquisition. The plaintiffs seek, among other things, class action status, an injunction preventing the completion of the acquisition, monetary damages and the payment of attorneys’ fees and expenses.

On January 31, 2014, a putative class action lawsuit captioned Pill v. Gibson, et al., Case No. A-14-695405, was filed in the Eighth Judicial District Court in Clark County, Nevada regarding the proposed acquisition. The complaint (the “Pill Complaint”) was purportedly filed on behalf of the public stockholders of AMPAC, and names as defendants AMPAC, each of AMPAC’s directors, Parent, Purchaser, and H.I.G. The Pill Complaint alleges, among other things, that AMPAC’s directors breached their fiduciary duties by allowing allegedly conflicted directors and an allegedly conflicted financial advisor to negotiate, analyze, and approve the acquisition, which contained alleged deal protection devices. The Pill Complaint further alleges that AMPAC’s directors failed to provide material information relating to the acquisition. The plaintiff seeks, among other things, class action status, an injunction preventing the completion of the acquisition, monetary damages and the payment of attorneys’ fees and expenses.

Each of AMPAC, Parent, Purchaser and H.I.G. believes the allegations in these complaints lack merit, and each of them intends to vigorously defend the actions. AMPAC, Parent, Purchaser and H.I.G. may be subject to additional litigation relating to the Merger in the same or other jurisdictions.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2014

FLAMINGO MERGER SUB CORP.

By:	/s/ Fraser Preston
Name: Fraser Preston
Title: President

FLAMINGO PARENT CORP.

By:	/s/ Fraser Preston
Name: Fraser Preston
Title: President

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By:	H.I.G. Bayside Advisors, II, LLC
its General Partner

By:	H.I.G.-GPII, Inc.
its General Partner

By:	/s/ Richard Siegel
Name: Richard Siegel
Title: Authorized Signatory

Exhibit No.	Description

*(a)(1)(A)	Offer to Purchase, dated January 24, 2014

*(a)(1)(B)	Letter of Transmittal

*(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on January 24, 2014

(a)(5)(A)	Press Release issued by American Pacific Corporation on January 10, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Flaming Merger Sub Corp. with the Securities and Exchange Commission on January 10, 2014)

*(a)(5)(B)	Press Release issued by H.I.G. Capital, LLC on January 24, 2014

**(b)(1)	Debt Commitment Letter among Jefferies Finance LLC and Flamingo Merger Sub Corp. dated January 9, 2014

(d)(1)	Agreement and Plan of Merger, dated January 9, 2014, by and among Flamingo Parent Corp., Flamingo Merger Sub Corp, and American Pacific Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by American Pacific Corporation with the Securities and Exchange Commission on January 10, 2014)

*(d)(2)	Confidentiality Agreement, dated June 19, 2013, between American Pacific Corporation and H.I.G. Capital Management, Inc.

**(d)(3)	Equity Commitment Letter among H.I.G. Bayside Debt & LBO Fund II, L.P. and Flamingo Parent Corp. dated January 9, 2014

(g)	None

(h)	None

*	Previously filed with the Schedule TO on January 24, 2014.
**	Previously filed with Amendment No. 2 on February 5, 2014.